Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the
 accompanying Management Statement Regarding Compliance
 With Certain Provisions of the Investment Company Act
 of 1940, that Dreyfus High Yield Strategies Fund (the "Fund") complied with the requirements of subsections (b) and (c) of
 Rule 17f-2 under the Investment Company Act of 1940
as of March 31, 2012. Management is responsible for the Fund's compliance with those requirements. Our responsibility
is to express an opinion on management's assertion about
the Fund's compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with
those requirements and performing such other procedures as
we considered necessary in the circumstances. Included
 among our procedures were the following tests performed
 as of  March 31, 2012 and with respect to agreement of
 security purchases and sales, for the period from June
30, 2011 (the date of our last examination), through March 31, 2012:
1. 	Examination of The Bank of
New York Mellon's
(the "Custodian") security position
 reconciliations
for all securities held by sub custodians and in book entry form;
2.Confirmation of all securities
 hypothecated,
pledged or placed in escrow with brokers;
3.Inspection of documentation of
other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4. Reconciliation between the
Fund's accounting
records and the Custodian's
records as of
March 31, 2012 and verification of reconciling items;
5.Confirmation of pending purchases
and sales for the
Fund as of March 31, 2012
with brokers, and
where responses were not received,
inspection of
documentation corresponding to subsequent cash payments;
6.Agreement of pending sale and purchase
 activity for
the Fund as of March 31, 2012
to documentation
of corresponding subsequent cash receipts;
7.Agreement of five purchases and
five sales for
the period from June 30, 2011 (the date
 of our last
examination) through March
31, 2012, from the books and records of
the Fund to the Fund's
bank statements noting that they
 had been accurately
recorded and subsequently settled;
8. We reviewed BNY Mellon Asset
Servicing Report
on Controls Placed in Operation
 and Tests of
Operating Effectiveness
("SOC 1 Report") for the
period from April 1, 2011 to
March 31, 2012 and
noted no relevant findings were
reported in the areas
of Asset Custody and Control.
We believe that our examination
provides a reasonable
basis for our opinion. Our
examination does not provide a legal
 determination on the Fund's
compliance with specified requirements.
In our opinion, management's
assertion that Dreyfus High
 Yield Strategies Fund complied
with the requirements of
subsections (b) and (c) of Rule
17f-2 of the Investment
Company Act of 1940 as of March 31,
2012, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus High Yield Strategies Fund and the Securities
 and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
June 29, 2012


June 29, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Strategies
Fund (the "Fund"), is responsible for complying
 with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies,"
 of the Investment Company Act of 1940.
Management is also responsible for establishing
 and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of March 31, 2012 and from June 30, 2011 through March 31, 2012.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of March 31, 2012 and from June 30, 2011 through March 31, 2012 with respect to securities reflected in the investment account of the Fund.

Dreyfus High Yield Strategies Fund.


Jim Windels
Treasurer

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